Trinseo Materials Operating S.C.A.
Trinseo Materials Finance, Inc.
1000 Chesterbrook Boulevard
Suite 300
Berwyn, Pennsylvania 19312

December 24, 2013

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	Trinseo Materials Operating S.C.A.

Trinseo Materials Finance, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 6, 2013

File No. 333-191460

Dear Ms. Long:

Trinseo Materials Operating S.C.A. (“Trinseo Operating”) and Trinseo Materials Finance, Inc. (together with Trinseo Operating, the “Issuers”) set forth below our response to the letter dated December 20, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Issuers’ Amendment No. 1 to Registration Statement on Form S-4, File No. 333-191460, which was originally filed with the Commission on September 30, 2013 (the “Initial Filing”). The Initial Filing was amended on December 6, 2013 by Amendment No. 1, and was further amended on December 16, 2013 by Amendment No. 2 (together, the “Registration Statement”). The Issuers are filing Amendment No. 3 to the Registration Statement as of the date hereof (“Amendment No. 3”), which includes revisions made to the Registration Statement in response to the Comment Letter.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Issuers’ response to each comment. References herein to “we”, “us”, our” or the “Company,” refer to Trinseo S.A. and its consolidated subsidiaries (including the Issuers), taken as a combined entity and as required by context, may also include our business as owned by our predecessor The Dow Chemical Company (“Dow”) for any dates prior to June 17, 2010. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

Securities and Exchange Commission

December 24, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Liquidity and Capital Resources, page 98

1.	We have reviewed your response to comment 19 in our letter dated October 24, 2013. We note that you intend to not permanently reinvest the foreign cash and cash equivalents and thus you recorded deferred income tax liabilities related to the unremitted earnings of your subsidiaries. Please disclose this information within your liquidity and capital resources discussion.

Response to Comment 1

We respectfully advise the Staff that the Registration Statement has been revised in response to your comment to disclose the fact that we do not intend to permanently reinvest our foreign cash and cash equivalents, and that we have thus recorded deferred income tax liabilities related to the unremitted earnings of our subsidiaries. Please see page 98 of Amendment No. 3 for the revised disclosure.

Guarantees, page 167

2.	We note your response to comment 25 in our letter dated October 24, 2013. Similar to what you provided in response to our comment, please revise the second full paragraph of your disclosure on page 168 to indicate the jurisdictions having special jurisdiction-specific limitation language and the need for supplementing your indenture to that effect.

Response to Comment 2

We respectfully advise the Staff that the Registration Statement has been revised to include the disclosures regarding the jurisdictions having special jurisdiction-specific limitation language and disclosures regarding the Fourth Supplemental Indenture, dated December 3, 2013. Please see page 168 of Amendment No. 3 for the revised disclosure.

Financial Statements

Note F - Debt, page F-10

3.	We have reviewed your response to comment 30 in our letter dated October 24, 2013. Please enhance your disclosure to state the maximum potential amount of consideration, undiscounted, that you could be required to transfer. If the terms provide for no limitation to the maximum potential consideration to be transferred, that fact should be disclosed. Note that these disclosures are required even if the likelihood of having to make any payments under the arrangement is remote. Refer to ASC 825-20-50-1(c), 825-20-50-1(d) and 825-20-50-2.

Securities and Exchange Commission

December 24, 2013

Response to Comment 3

We respectfully advise the Staff that the Registration Statement has been revised in response to your comment. Please see page F-11 of Amendment No. 3 for the revised disclosure.

Note W - Supplemental Guarantor Condensed Consolidating Financial Statements, page F-76

Supplemental Condensed Consolidating Statement of Cash Flows, page F-84

4.	We have reviewed your response to comment 37 in our letter dated October 24, 2013. We note the sources of cash in the Issuer column provided by operating activities was from interest and other income the Issuer earned and collected from the subsidiaries, as well as collection of receivables from prior year’s outstanding interest and other income. Please tell us whether the interest and other income was earned from intercompany loans to the subsidiaries and, if so, clarify whether the amount of interest and other income was derived according to any applicable contractual terms of the associated loans.

Response to Comment 4

In response to the Staff’s comment, we respectfully inform the Staff that the interest income earned and collected by the Issuer during the period was earned from intercompany loans to the subsidiaries and were derived in accordance with the applicable contractual terms of the loan agreements with these respective subsidiaries. The portion related to other income consists of professional and other service fees incurred by the Issuers on behalf of its subsidiaries and reimbursed by these subsidiaries during the period.

5.	We note that you revised the condensed consolidating financial statements to remove Styron Italy as a Guarantor Subsidiary, and also corrected the presentation of certain intercompany activities between the Issuer, Guarantor and Non-Guarantor Subsidiaries. You disclose that you assessed the materiality of these items and concluded that the errors were not material to any prior period. Please provide your SAB 99 analysis addressing these corresponding adjustments to the condensed consolidating financial statements. We may have further comment.

Response to Comment 5

In response to the Staff’s comment, we have included as Addendum A to this letter our SAB 99 memo, which includes our assessment of the materiality of the items noted above and our conclusion that the errors were not material to any prior period.

6.	It is not clear how the changes in the line items related to intercompany amounts reflected on the condensed consolidating statement of cash flows reconciles to the amounts reported on the balance sheet. For example, the Guarantor intercompany balance sheet accounts as of December 31, 2011 and December 31, 2012 add up to net liability amounts of $765.8 million and $736.3 million, respectively. Thus, it appears there was a change of $29.5 million; however, the Guarantor intercompany accounts per the statement of cash flows as of December 31, 2012 add up to a change of $74.5 million. As such, please provide us with a reconciliation of the changes in the line items related to intercompany amounts reflected on the condensed consolidating statement of cash flows to the amounts reported on the balance sheet for all periods presented. Separate reconciliations should be provided for the Issuers, Guarantor Subsidiaries and Non-Guarantor Subsidiaries.

Securities and Exchange Commission

December 24, 2013

Response to Comment 6

In response to the Staff’s comment, we are providing the Staff the reconciliations below.

Below is the reconciliation of changes in net intercompany receivables/payables on the balance sheet from December 31, 2010 to December 31, 2011 to the net cash flow activity for the year ended December 31, 2011 for the Issuers, Guarantor Subsidiaries and Non-Guarantor Subsidiaries.

	Net Intercompany Receivables (Payables) as Reported on the Balance Sheet as of			Reconciliation of Changes in Net Intercompany Balances to Cash Flows
	December 31, 2011	December 31, 2010	Changes in Net Intercompany balances	Effect of foreign currency (Note A)	Non-Cash Reconciling items (Note B)	Cash flow from Operating (Note C)	Cash flow from Investing	Cash flow from Financing
Issuers	$1,257,713	$788,398	$469,315	$—	$(83,996)	$(47,057)	$(550,990)	$212,728
Guarantor	$(765,842)	$(244,280)	$(521,562)	$(8,524)	$79,623	$105,461	$28,859	$316,143
Non-Guarantor	$(490,954)	$(543,870)	$52,916	$(1,284)	$4,373	$(49,265)	$—	$(6,740)

Below is the reconciliation of changes in net intercompany receivables/payables on the balance sheet from December 31, 2011 to December 31, 2012 to the net cash flow activity for the year ended December 31, 2012 for the Issuers, Guarantor Subsidiaries and Non-Guarantor Subsidiaries.

	Net Intercompany Receivables (Payables) as Reported on the Balance Sheet as of			Reconciliation of Changes in Net Intercompany Balances to Cash Flows
	December 31, 2012	December 31, 2011	Changes in Net Intercompany balances	Effect of foreign currency (Note A)	Non-Cash Reconciling items (Note B)	Cash flow from Operating (Note C)	Cash flow from Investing	Cash flow from Financing
Issuers	$1,162,900	$1,257,713	$(94,813)	$—	$(2,037)	$2,205	$144,463	$(49,818)
Guarantor	$(736,311)	$(765,842)	$29,531	$5,059	$4,177	$35,704	$68,268	$(142,739)
Non-Guarantor	$(425,343)	$(490,954)	$65,611	$(1,349)	$(2,141)	$(41,896)	$—	$(20,225)

Below is the reconciliation of changes in net intercompany receivables/payables on the balance sheet from December 31, 2012 to September 30, 2013 to the net cash flow activity for the nine-month period ended September 30, 2013 for the Issuers, Guarantor Subsidiaries and Non-Guarantor Subsidiaries.

	Net Intercompany Receivables (Payables) as Reported on the Balance Sheet as of			Reconciliation of Changes in Net Intercompany Balances to Cash Flows
	September 30, 2013	December 31, 2012	Changes in Net Intercompany balances	Effect of foreign currency (Note A)	Non-Cash Reconciling items (Note B)	Cash flow from Operating (Note C)	Cash flow from Investing	Cash flow from Financing
Issuers	$1,104,295	$1,162,900	$(58,605)	$—	$(3,479)	$8,594	$(4,000)	$57,490
Guarantor	$(600,365)	$(736,311)	$135,946	$(4,163)	$(44,298)	$(5,872)	$(139,267)	$57,654
Non-Guarantor	$(502,972)	$(425,343)	$(77,629)	$617	$47,776	$1,166	$—	$28,070

Note A: The Issuers are U.S. dollar functional entities and therefore do not have an effect of translation as reconciling item. The Guarantor and Non-Guarantor Subsidiaries include certain entities whose functional currency is other than U.S. Dollar. The amounts in this column represent the effect of translating the balance sheets of these subsidiaries from their functional currencies to the Group’s U.S. dollar reporting currency.

Note B: Non-cash reconciling items represent the impact of certain non-cash intercompany activities during the period such as intercompany loan capitalizations and factoring activities, which resulted in non-cash decreases/(increases) in the Issuers, Guarantor and Non-Guarantor Subsidiaries net intercompany receivables (payables).

Note C: Amounts in the Issuers’ cash flow from operating activities represent activities related to interest and other income the Issuers earned and collected from its subsidiaries during each period. Amounts in the Guarantor and Non-Guarantor Subsidiaries cash flows from operating activities represent trade related receivables and payables which arose from intercompany sales and purchases as well as interest charges on intercompany notes payables.

Securities and Exchange Commission

December 24, 2013

Exhibit 5.4 - Opinion of Kirkland & Ellis International, LLP United Kingdom

Exhibit 5.11 - Opinion of McCann FitzGerald

Exhibit 5.13 - Opinion of Wong Partnership LLP

7.	We note your response to comment 41 in our letter dated October 24, 2013; however the opinions noted above were not revised to comply with the Commission’s guidance in Staff Legal Bulletin No.19 (CF). In this regard, we also note that the revised language in Sections 3.2 through 3.4 in Exhibit 5.4 continues to represent an undue limitation on reliance as to a person. Please have counsel revise its respective opinion to remove the language that no other persons may rely on the opinion.

Response to Comment 7

Kirkland & Ellis International, LLP United Kingdom (“K&E”) has revised their opinion to remove the limitations on reliance contained in Sections 3.4 and 3.8. In doing so, K&E also respectfully notes for the Staff that (a) the opinion as currently drafted explicitly allows reliance by the Noteholders, which is the only constituent other than the Company for which reliance should be a concern, (b) the Staff has previously accepted opinions provided by K&E in this form during the past, including transactions in which legal opinions are heavily scrutinized (with one such example related Registration Statement on Form S-4 filed by Tronox Worldwide LLC and Tronox Finance Corp.). In addition to the revised filing, we are mailing to you a hard copy of this letter to you with a marked blackline of Exhibit 5.4, showing the revisions thereto.

McCann Fitzgerald has revised their opinion to delete the non-reliance language contained in Clause 2.8, which had previously stated “…except with our written consent, is not to be used or relied upon by any other person or used or relied upon by any Addressee for any other purpose.” Accordingly, as drafted, the opinion does not have any limitation on reliance and is compliant with Staff Legal Bulletin No. 19 (CF). In addition to the revised filing, we are mailing to you a hard copy of this letter with a marked blackline of Exhibit 5.11, showing the revisions thereto.

WongPartnership LLP will revise their opinion to remove the limitations on reliance contained in Section 4, which had stated “This Legal Opinion is not to be circulated to, or relied upon by, any other person or quoted or referred to in any public document (except that it may be referred to in the S-4 Registration Statement as amended by the S-4 Amendment No. 1) or filed with any governmental body or agency without our prior written consent.” Accordingly, as drafted, the opinion will not have any limitation on reliance and shall be compliant with Staff Legal Bulletin No. 19 (CF). We expect to file the revised opinion of Wong Partnership on December 26, 2013 after the law firm updates its undergoing company searches.

Exhibit 5.7 - Opinion of Loyens & Loeff N.V., Netherlands

8.	We note the revised opinion in response to comment 43 in our letter dated October 24, 2013. It is unclear whom you are referring to with respect to “individuals or legal entities” that were involved in the services provided “by or on behalf of Loyens & Loeff N.V.” in rendering this opinion. As we continue to believe that this limitation on liability is inappropriate, please either explain the specific facts of circumstances related to counsel rendering this opinion, or otherwise have counsel remove all of the limitations in Section 4.5 as requested in our prior comment.

Response to Comment 8

Legal counsel has revised their opinion to remove the limitations contained in Section 4.5. In addition to the revised filing, we are mailing to you a hard copy of this letter to you with a marked blackline of Exhibit 5.7, showing the revisions thereto.

Securities and Exchange Commission

December 24, 2013

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (610) 240-3203, Curtis S. Shaw, Executive Vice President and General Counsel at (610) 240-3204 or our counsel, Nicholas Bonarrigo of Reed Smith LLP at (412) 288-5930.

Sincerely,

/s/ John Feenan

cc:	Ronald L. Francis, Jr., Esq.

Nicholas A. Bonarrigo, Esq.

Reed Smith LLP

Securities and Exchange Commission

December 24, 2013

Addendum A

SAB 99 Analysis

MEMO

Date:	December 5, 2013
Prepared by:	Dan McFadden, Manager - Technical Accounting
Reviewed by:	Camela Wisel, Sr. Manager - External Reporting
Ryan Leib, Assistant Controller
Subject:	Guarantor Footnote SAB 99 Analysis - Amend. #1 to Form S-4:

Background:

On January 29, 2013, Trinseo Materials Operating S.C.A and Trinseo Materials Finance, Inc. (the “Issuers”), which are subsidiaries of Trinseo S.A (the “Company”, “Parent”, and registrant), issued $1,325M aggregate principal amount of 8.750% Senior Secured Notes due 2019 (the “original notes”) and related guarantees. Simultaneously, the Issuers entered into a registration rights agreement with the initial purchasers, requiring them to prepare and file with the SEC a registration statement covering an offer to the holders of the original notes to exchange their notes for notes registered under the Securities Act of 1933. In accordance with the above requirement, on September 30, 2013, the Company filed with the SEC its initial Registration Statement on Form S-4 (“initial S-4”). As a part of this initial filing, the Company concluded that we met the criteria for reduced reporting and disclosure under Rule 3-10 of Regulation S-X (“Rule 3-10”). As such, we included within a separate footnote the Supplemental Guarantor Condensed Consolidating financial statements (“guarantor footnote”) for the required periods at that time.

On October 24, 2013, the Company received a comment letter from the SEC, which requires us to issue a formal response letter in conjunction with an amendment to the initial S-4 (“Amendment No. 1”, or “S-4/A”). Given the timing of when the letter was received, in preparing our response and S-4/A, it was necessary to include the most recent available financial information, and as such, we replaced all financial information as of and for the six months ended June 30, 2013 with financial information as of and for the nine months ended September 30, 2013.

In the process of preparing our response to the SEC’s comment letter and the S-4/A, we identified errors within the previously filed guarantor footnotes. The purpose of this memo is to describe the Company’s analysis of the errors in conjunction with the filing of the S-4/A, considering both quantitative and qualitative factors, to determine the materiality of the adjustments to all relevant periods, and conclude on the disclosures necessary for inclusion within the S-4/A.

Note: the above referenced errors had no impact on the consolidated results of the Company for any period. The errors pertain specifically to the presentation of guarantor financial information within the related footnotes to the financial statements.

Relevant Guidance:

•	ASC 250 - Accounting Changes and Error Corrections

•	SEC Staff Accounting Bulletin (SAB) Topic 1.M or SAB 99 - Assessing Materiality

•	SEC Regulation S-X Rule 3-10 - Financial statements of guarantors and issuers of guaranteed securities registered or being registered

•	PwC Reference Materials

•	ARM 1087 - Financial Statement Presentation: Accounting Changes, Prior Period Adjustments, and Error Corrections

•	PwC SEC Volume 4530 - Financial information for Guarantors and Issuers of Guaranteed Securities

Summary of Adjustments Identified

Through the process noted above, the Company identified certain errors in the guarantor footnotes for periods presented in the initial S-4. The following describes these errors.

Removal of Styron Italia S.R.L. as a Guarantor

Styron Italia S.R.L. (“Styron Italy”) is a subsidiary of the Company operating in Italy, which had been identified as a Guarantor within the initial bond indenture as well as in the initial S-4. As such, the financial position, results of operations, and cash flows of Styron Italy were included within the “guarantor” column of the guarantor footnotes included in the initial S-4. This was done under the Company’s original conclusion that we had met the criteria for reduced reporting and disclosure under Rule 3-10, including the requirement that guarantees be “full and unconditional”.

MEMO

In developing a response to comment #25 within the SEC’s comment letter (see Appendix A for excerpt of the SEC comment), working with external SEC counsel Kirkland & Ellis, management concluded that certain local laws within Italy are prohibitive to the above conclusion, as they limit the “full & unconditional” nature of the guarantees. As a result, management concluded that in order to continue to present Styron Italy within the guarantor footnote, without presenting a full set of financial statements and footnotes for Styron Italy, the entity must be removed as a guarantor subsidiary under our Indenture and Credit Agreement through the provisions allowable under such agreements.

As a result of the above legal conclusion, it was determined Styron Italy had inappropriately been included as a Guarantor within the guarantor footnote for all periods presented in the initial S-4. As such, it is necessary to revise all previously presented guarantor financial information in order to recast Styron Italy from a guarantor to a non-guarantor subsidiary.

Intercompany Loans Cash Activity

The Company identified certain errors within our Condensed Consolidating Statement of Cash Flows for the periods ended June 30, 2013 and December 31, 2012 related to the presentation of certain intercompany cash activities between the Issuers, Guarantor and Non-Guarantor Subsidiaries for loan establishments and repayments as these transactions were incorrectly treated as non-cash activity. Depending on whether it was from the perspective of the Issuers, Guarantor or Non-Guarantor, the cash flows related to these transactions should have been classified as either investing or financing activities with the offset impacting operating activities. These errors are limited to a re-bucketing of cash flows between operating, investing, and financing activities in the above periods, and have a maximum impact of $4 million to any caption in any period.

Additionally, the Company identified a similar error within our Condensed Consolidating Statement of Cash Flows for the period ended December 31, 2011 related to the presentation of intercompany cash activity between the Guarantor and Non-Guarantor for a loan reassignment that was incorrectly recorded as a cash transaction, but that was actually a non-cash activity. As a result, Guarantor investing activities were overstated by approximately $31 million, with a corresponding understatement of operating activities, while Non-Guarantor financing activities were understated by $31 million, with a corresponding overstatement of operating activities.

There was no impact on total overall cash flows for any of the columns in any period. Further, there is no impact from these errors on net income, operating income, EBITDA, or net assets of the Guarantors, Non-Guarantors, Issuers, or Parent.

Deferred Financing Fee Cash Flow Reclass

The Company identified an error in our 2010 Condensed Consolidating Statement of Cash Flows related to deferred financing fee payments included within cash provided by financing activities. The entire $60 million of these payments made during 2010 was initially reflected within the Issuers’ financing activities, however, $4.9 million of this amount relates to financing fees from our A/R securitization facility which were paid by Guarantor subsidiaries (5015 - Hubco and 5022 - Styfco). Therefore, the related deferred financing fees from this facility should have been reflected within the Guarantor column in the statement of cash flows. We also identified $1.6 million and $688 thousand of such fees in 2011 and 2012, respectively, related to the same issues which were also reclassed from Issuers to Guarantor financing activities. The errors had no impact on overall total cash flows, net income, operating income, EBITDA, or net assets of the Guarantors, Non-Guarantors, Issuers, or Parent.

2011 Intercompany Loan Adjustment

The Company identified a $151 million loan relationship between the Issuers and Guarantor Subsidiaries which was not previously reflected within the 2011 Supplemental Condensed Consolidating Balance Sheet. The issue related to a working capital loan between Lux 4 and Styfco dating back to 2010 which was originally recorded as a relationship between Styfco and LLC (both guarantors) until this was corrected in 2011 through a topside adjustment. However, this transaction was not properly reflected in the 2011 Styfco statutory books and therefore was not picked up in our initial G/NG financial statements. The error was identified when reconciling between our Styfco and Lux 4 2011 statutory analyses. The impact of the adjustment was to reduce net Intercompany payables and Investments in subsidiaries by $151 million within the Issuers column and to reduce net Intercompany receivables and Shareholder’s equity within the Guarantor column. The final Styfco-LLC-Lux 4 loan adjustments were made in SAP in December 2012, and therefore the only period impacted by this reclass is 2011.

This balance sheet error had a resulting impact to the Supplemental Condensed Consolidated Statements of Comprehensive Income (Loss) for the periods ended December 31, 2011 and 2012 for a true-up of the related interest income/expense between the Issuer and Guarantor associated with this loan reassignment. The impact to 2012 was a $2.8 million decrease in Issuers intercompany interest

MEMO

income, and a corresponding $2.8 million decrease in Guarantor intercompany interest expense. The impact to 2011 was a $2.8 million increase in Issuers intercompany interest income, and a corresponding $2.8 million increase in Guarantor intercompany interest expense.

Intercompany Loan ST/LT Reclasses

Upon further review of the maturity dates of each of our intercompany notes between the Issuers and Guarantor and Non-Guarantor Subsidiaries, the Company identified certain loan relationships which were inappropriately classified as either short term or long term within our 2012 and 2011 Supplemental Condensed Consolidating Balance Sheets. The necessary adjustments to correct the classification of these loan relationships will have the following impact within the Issuers, Guarantor and Non-Guarantor columns in 2012 and 2011:

2012 (amounts in 000s)

Issuers		Guarantor		Non-Guarantor
Intercompany receivables	$329,359	Intercompany receivables	$59,403	Intercompany receivables	—
Intercompany notes receivable - noncurrent	($245,360)	Intercompany notes receivable - noncurrent	$101,000	Intercompany notes receivable - noncurrent	—
Intercompany payables	$0	Intercompany payables	$376,317	Intercompany payables	$12,445
Intercompany notes payable - noncurrent	$83,999	Intercompany notes payable - noncurrent	($215,914)	Intercompany notes payable - noncurrent	($12,445)

2011 (amounts in 000s)

Issuers		Guarantor		Non-Guarantor
Intercompany receivables	$225,404	Intercompany receivables	$48,305	Intercompany receivables	—
Intercompany notes receivable - noncurrent	($141,071)	Intercompany notes receivable - noncurrent	$101,000	Intercompany notes receivable - noncurrent	—
Intercompany payables	$0	Intercompany payables	$293,545	Intercompany payables	($19,835)
Intercompany notes payable - noncurrent	$84,333	Intercompany notes payable - noncurrent	($144,240)	Intercompany notes payable - noncurrent	$19,835

These adjustments have no impact on total net assets for either period for Issuers, Guarantor and Non-Guarantor in either period.

Quantitative Analysis:

To assess the quantitative impact of the adjustments to the guarantor footnote noted above, we have prepared the analysis included in Appendix B to this memo, evaluating the financial information “as reported vs. as revised” for all impacted captions and periods.

When evaluating the quantitative (and qualitative- see below) aspects of the adjustments, we believe it is necessary to consider the relevant nature and purpose of the guarantor financial information from the perspective of an investor/bondholder; namely, to provide to bondholders the relevant financial information of the Issuers and their subsidiaries whose net assets, cash flows/liquidity, and earnings are guaranteeing the debt in case of default.

As a result, while the analysis within Appendix B evaluates all captions affected, our quantitative analysis focuses on the key metrics that we feel an investor/bondholder would be focused on. These include Parent and Guarantor cash, net assets, gross profit, operating income, and total cash flows. We believe these to be the most significant captions to consider, as they are most relevant to the purpose described above.

MEMO

Net Income and Pre-tax income within the guarantor footnote are considered less relevant to the users of the financial statements. This is due to two main factors:

1)	As the guarantor financial information is prepared under the equity method of accounting, all earnings of the non-guarantors are “picked-up” into the “equity in earnings of unconsolidated subsidiaries” caption within the guarantor column. As a result, moving Styron Italy from a guarantor to a non-guarantor has no impact on Guarantors’ net income (based on the mechanics of the equity-pick up). This further emphasizes the lack of relevance and importance of the net income caption within the context of the footnote.

2)	Management believes that EBITDA and our bank-defined EBITDA (“Adjusted EBITDA”) are the primary financial metrics on which the Company’s performance is measured. The reasons for this are discussed further below. However, as a result of these considerations, we believe that pre-tax income on a consolidated basis is not a significant caption by which our investors or stakeholders evaluate our performance. This holds true when we evaluate the guarantor financial information.

As a result, our analysis for the quantitative impact to the guarantor financial information does not focus on the metrics of net income (for which there is no impact to the guarantor) and pre-tax income.

Based on the above, we note the following key considerations specific to our quantitative analysis of these errors:

•	No impact to primary financial statements: The errors do not impact the Company’s Consolidated Balance Sheets, Statements of Operations, Statements of Comprehensive Income, or Statements of Cash Flows for any period - errors impact footnote disclosure only;

•	No impact to segment disclosures: The errors did not impact the Company’s segment disclosures for any period. The Company’s reportable segments are comprised of a combination of Guarantor and Non-Guarantor entities, the distinction of which is not relevant to segment information;

•	Impact to Guarantor Financial Information:

•	Cash: cash of the guarantor, non-guarantor, issuers, or parent were not impacted for ANY period.

•	Net Assets:

•	Parent: there was NO impact to Parent net assets for any period

•	Issuers: the maximum impact to Issuers net assets in any period was less than 0.01%

•	Guarantor: the maximum impact to Guarantor net assets in any period was 18%, which was driven entirely by the correction of the intercompany loan balance in FY11 detailed above. Remaining periods and impact of other errors on net assets of the Guarantor were negligible.

•	Non-Guarantor: the impact of these revisions to Non-Guarantor net assets ranged from 20-60%, driven primarily by changes in the balance sheet from the movement of Italy from a Guarantor to a Non-Guarantor. That said, the users of the financial statements are less concerned with changes to the Non-Guarantors, as these entities do not guarantee the debt, by definition (i.e. the primary focus of debt holders is on movements impacting the Guarantor entities, addressed separately above). As such, while the dollar amounts and percentage changes of these errors are significant in isolation, in the context of the footnote, and based on their nature, we do not consider these errors to be significant when considering all quantitative and qualitative factors. See Qualitative assessment below for further details.

•	Gross Profit:

•	Parent: there was NO impact to Parent gross profit for any period

•	Issuers: there was NO impact to Issuers gross profit for any period

•	Guarantor: the maximum impact to Guarantor gross profit for any period was 2% (in FY11), with all other periods impacted at 1% or less. These changes not considered quantitatively significant.

MEMO

•	Non-Guarantor: the impact of these revisions to Non-Guarantor gross profit ranged from 4-10%, driven entirely by the movement of Italy from a Guarantor to a Non-Guarantor. That said, the users of the financial statements are less concerned with changes to the Non-Guarantors, as these entities do not guarantee the debt, by definition (i.e. the primary focus of debt holders is on movements impacting the Guarantor entities, addressed separately above). As such, while the dollar amounts and percentage changes of these errors could be viewed as significant in isolation, in the context of the footnote, and based on their nature, we do not consider these errors to be significant when considering all quantitative and qualitative factors. See Qualitative assessment below for further details.

•	Operating Income:

•	Parent: there was NO impact to Parent operating income for any period

•	Issuers: there was NO impact to Issuers operating income for any period

•	Guarantor: the maximum impact to Guarantor operating income for any period was 6% (in FY11), with all other periods impacted at 1% or less. These changes not considered quantitatively significant.

•	Non-Guarantor: the impact of these revisions to Non-Guarantor operating income ranged from 4-11%, driven primarily by the movement of Italy from a Guarantor to a Non-Guarantor. That said, the users of the financial statements are less concerned with changes to the Non-Guarantors, as these entities do not guarantee the debt, by definition (i.e. the primary focus of debt holders is on movements impacting the Guarantor entities, addressed separately above). As such, while the dollar amounts and percentage changes of these errors could be viewed as significant in isolation, in the context of the footnote, and based on their nature, we do not consider these errors to be significant when considering all quantitative and qualitative factors. See Qualitative assessment below for further details.

•	Total Cash Flows:

•	For 2012, these errors had no impact to total overall cash flows within Parent, Issuers, Guarantor and Non-Guarantor. For 2011 and the period from June 17 through December 31, 2010, these errors had no impact to total cash flows of the Parent and Issuers, and an insignificant impact of $22k (less than 0.1% for all) to total Guarantor and Non-Guarantor total cash flows, related entirely to the move of Styron Italy from Guarantor to Non-Guarantor. We do not consider the impact of these errors to be quantitatively significant to any period presented.

•	No impact on Key Performance Indicators: Consolidated Adjusted EBITDA and EBITDA were not impacted by these errors. As noted above, we believe that EBITDA and our bank defined Adjusted EBITDA are the primary financial metrics on which the Company’s performance is measured. The key considerations to this conclusion are as follows:

•	Adjusted EBITDA is the primary metric used by our debtors (bond holders, banking institutions, etc) to measure performance. This includes the fact that our only current financial debt covenant (i.e. the First Lien Net Leverage Ratio, when required) is based on Adjusted EBITDA to Total Net Debt;

•	Due to the fact that Styron has no public equity and that it does not present earnings per share (EPS), pre-tax income and net income are not widely used metrics by our investors when assessing the Company’s performance. This view is supported by the fact that the net income trends are distorted by inconsistent tax rates from period to period, as well as the timing of large non-recurring items (i.e. loss on extinguishment of debt, transaction/acquisition-related charges, impairments, etc). Lastly, we note that the impact of large interest expense charges each period (driven by the large debt load afforded the Company as a result of the Acquisition by Bain from Dow) has contributed to book losses or near break-even results in prior periods;

•	On a quarterly basis, Management distributes earnings and holds an investor conference call to discuss the performance of the business. The main focus of these external communications with investors is on Adjusted EBITDA, as well as Revenue and Free Cash Flow;

•	In the Company’s quarterly and annual financial statements, within the Management Discussion and Analysis (MD&A), the focus is primarily on Revenue/Net Sales, Cost of Sales, Gross Profit, and EBITDA. Pre-tax Income (Loss) and Net Income (Loss) are not discussed as relevant metrics for measuring performance;

MEMO

•	Internal financial reporting used by our CEO, CFO, and Board of directors to determine business unit performance, determine resource allocations, determine enterprise value, and set forecasts is focused on Adjusted EBITDA and Revenue;

•	Adjusted EBITDA is the main financial metric upon which employees’ Long term incentive and Annual bonus targets are determined.

Qualitative Analysis:

Certain of the SEC’s Staff Accounting Bulletins, including SAB Topic 1.M or SAB 99, provide guidance in applying materiality thresholds to the presentation and audit of financial statements filed with the SEC. The SEC was aware that certain registrants had developed quantitative thresholds to assist in the preparation of their financial statements. The SEC Staff expressed the view that exclusive reliance on certain quantitative benchmarks to assess materiality in the preparation and audit of financial statements is inappropriate and that both qualitative and quantitative factors must be considered when analyzing the materiality of a misstatement.

SAB 99 sets forth a general standard for assessing materiality: whether “there is a substantial likelihood that a reasonable person would consider it important”. A misstatement is material if, “in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item.” The Staff noted that this standard, in substance, is identical to the Supreme Court’s holding that an omitted fact is material if there is “a substantial likelihood that a reasonable investor in making an investment decision would consider it as having significantly altered the total mix of information available.” It is also important to consider the error by reference to the financial statements as a whole.

SAB 99 makes it clear that reaching a conclusion as to materiality purely on a quantitative basis is not appropriate since consideration of qualitative factors can lead to a different conclusion. This view is supported by a speech from the SEC Staff in 2008 that “when assessing materiality in any set of financial statements, evaluating whether an error is material necessarily depends on identifying and considering investor concerns and the relevant circumstances, i.e. the total mix of information and should not focus on magnitude alone.” As such, we have performed the following analysis of qualitative factors, which outlines the factors outlined in SAB 99 as examples of qualitative items that should be evaluated when considering the impact of errors.

The primary focus of our qualitative considerations is on the weight that users of the Company’s financial statements attach to different elements within the total mix of information available to them in making investment decisions. As such, we have concluded that the following information is most relevant to our investors:

•	The consolidated financial performance of the Company, namely Adjusted EBITDA, EBITDA, Revenue, and Operating Cash Flows (and the impact of this performance on the Company’s compliance with financial covenants); and

•	The Company’s consolidated financial position and liquidity, as well as the Company’s past history and future intentions to make debt repayments with cash generated from its operations.

This view is supported by: how we measure performance and reports to internal stakeholders (including Bain - which owns the majority of the Company’s equity); how we develop compensation arrangements; and how we communicate to external stakeholders via our investor website and earnings calls.

Specific to the most significant of the adjustments noted above (the removal of Styron Italy as a guarantor), we note that Styron Italy qualifies as an “immaterial subsidiary” in accordance with the definition contained within the bond indenture. As such, we believe that, by definition, a bondholder would consider the removal of Italy from the guarantors to be immaterial to their investment decision or ongoing evaluation of the financial position and results of the entities which guarantee the debt.

MEMO

Furthermore, the relevance of financial information in the guarantor footnote is significantly impacted by how close the Company is to a potential event of default on the covenants from its debt arrangements, and its general financial position. Specifically, there is less relevance to the Guarantor financial information for companies whose financial position is considered strong. Currently, we believe that Styron is in a very strong overall financial position (driving down the relevance of the guarantor financial information), highlighted by the following facts:

•	In the past year, the Company has displayed its ability to access the debt markets through the execution of a number of successful refinancing and amendments to its various debt facilities, including:

•	an amendment and extension of its senior secured credit facility which increased borrowing capacity of its revolving credit facility (“revolver”) from $240M to $300M and decreased its borrowing rate;

•	the issuance of $1,325M senior secured notes (referenced in the opening paragraph of this memo), and subsequent repayment of the outstanding term loans under the senior secured credit facility;

•	an amendment to its accounts receivable securitization facility (“AR facility”) which increased borrowing capacity from $160M to $200M and extended the maturity date to May 2016.

•	As of September 30, 2013, the Company was in its strongest total liquidity position in our history (as communicated by Chris Pappas in our Q3-13 investor call). Specifically, in FY13 the Company’s Free Cash Flow has been very strong, and for full year 2013 is expected to be its strongest ever. Further at September 30, the Company had no amounts outstanding under its $300M revolver and only $55M drawn on its $200M AR facility. The Company is not required to meet any financial covenants until it has $75M or more drawn under the revolver. Therefore, as of September 30, 2013, the Company had roughly $220M of borrowing capacity before it would even need to comply with its only financial covenant (the First Lien Net Leverage Ratio covenant).

•	That said, we have calculated our current compliance with the First Lien Net Leverage Ratio under the Credit Agreement (if we would have been required to comply), noting compliance and increasing headroom in each of the quarters of 2013:

First Lien Net Leverage Ratio:

	Required	Actual
Mar 31, 2013	<5.25:1.00	5.07:1.00
June 30, 2013	<5.00:1.00	4.93:1.00
Sep 30, 2013	<5.00:1.00	4.65:1.00

Based on the above, we are not close to default on our currently outstanding debt, and as a result are not close to a situation where the guarantee would need to be used to fulfill outstanding debt commitments.

•	The Company’s debt trading levels have been steadily increasing, with a debt trading level that exceeded par for the period ended September 30, 2013 (showing further financial stability and strength).

•	The Company does not assert that it will permanently reinvest excess foreign earnings. The Company intends to repatriate amounts of available cash from Guarantor and Non-Guarantor subsidiaries during FY13 and beyond to allow management to de-lever the Company as and when is seen appropriate.

Based on the above, we believe that an investor (bondholder) could reasonably establish that there is a lower probability of a near-term default, and as such, we believe that the relevance of individual results of operations, cash flows, and financial position for the Parent, Issuers, Guarantor, Non-Guarantors becomes less relevant or significant. Rather, based on the Company’s strong financial position, ability to access cash generated by the business, and lack of concern over the current location of that cash amongst legal entities, we believe that investors reasonably become more focused on the trends in the consolidated results (discussed above), and the Company’s overall ability to generate cash to meet debt service requirements.

In addition to the overall considerations related to the statements impacted, SAB 99 provides a list of qualitative materiality considerations that have been addressed below.

Did the misstatements mask a change in earnings or other trends?

As noted in the above analysis, these errors in the guarantor footnote did not impact any Company trends at a consolidated level, which we believe to be the most relevant to an investor or bondholder. The errors do not mask a change in the Company’s key metrics. Styron’s current owners and investors are private equity, management/key employee equity holders and bond holders. Given that Styron does not have publicly traded equity, and does not report EPS, investors and readers of Styron’s financial statements focus primarily on its ability to service its debt and interest obligations and therefore consider cash flow, EBITDA, adjusted EBITDA, as well as revenue, as their key financial metrics. See above for further discussion. In addition, we note that the impact of these errors did not move the Company from a net income to a net loss position (or vice versa), and did not have any impact on consolidated cash flow from operations or free cash flow.

MEMO

Did the misstatement hide a failure to meet investor consensus expectations?

As Styron has no public equity, and currently, no public debt, the analyst coverage on the Company is focused on the credit ratings of the Company’s debt and debt trading levels, which are driven by Adjusted EBITDA and cash flow results, and which were not impacted by these adjustments. Further, we note that the adjustments had no impact on the consolidated balance sheet, and minimal impact on the net assets of the Guarantors.

Lack of Ongoing Impact

There should not be any ongoing impact of the errors noted above on any key metrics or disclosures (including the Guarantor financial information) of the Company.

Did the misstatement affect the Company’s compliance with regulatory requirements?

No - regulatory requirements were not impacted by these errors / adjustments, aside from compliance with the disclosure requirements of Rule 3-10.

Did the misstatement have the effect of increasing management’s compensation?

The payout scores across the Company and for key executives (driven mainly by meeting Adjusted EBITDA targets) were not impacted by the adjustments in any way, given that there was no impact on Adjusted EBITDA for any period.

Did the misstatement involve concealment of an unlawful transaction?

No. These errors were determined to be unintentional, and in no way indicate the potential concealment of an unlawful act or transaction.

Did the misstatement concern a segment or other position of the Company’s business that has been identified as playing a significant role in our operations or profitability?

The errors noted above did not have any impact on segment operations or profitability.

Did the error affect the Company’s compliance with loan covenants and other contractual requirements?

No. As discussed above, the errors noted had no impact to the Company’s reported Adjusted EBITDA metric, which is the main component of the Company’s debt covenant calculations.

Other Considerations:

MEMO

Disclosure

The disclosures within the S-4/A will be appropriately updated to reflect the fully revised financial statements, an analysis of the “as reported” versus “as revised” balances considered significant for the reader, and a description of the errors identified and revisions being made. See below for proposed revision disclosure to both the Audited Consolidated Financial Statements and Unaudited Condensed Consolidated Financial Statements included in our S-4/A:

Revision Disclosure (Note W to Annual Audited Consolidated Financial Statements)

In connection with the preparation of Amendment No. 1 to our Form S-4 filing, the Company determined our subsidiary Styron Italia

S.R.L. (“Styron Italy”), which had previously been a Guarantor Subsidiary of our Senior Notes, did not meet the “full and unconditional” guarantee requirements under Rule 3-10 of Regulation S-X (“Rule 3-10”) in order for this entity to be presented as a guarantor entity within our supplemental condensed consolidating financial information. Therefore, the Company removed Styron Italy as a Guarantor Subsidiary under both our Indenture and Credit Agreement, through the provisions allowable under such agreements, in order to comply with Rule 3-10. The revised supplemental condensed consolidating financial information for all periods presented below now reflects Styron Italy as a Non-Guarantor Subsidiary.

The Company also revised our 2012 and 2011 Supplemental Condensed Consolidating Statement of Cash Flows to correct the presentation of certain intercompany activities between the Issuer, Guarantor and Non-Guarantor Subsidiaries for loan issuances and repayments. Depending on whether it was from the perspective of the Issuer, Guarantor or Non-Guarantor, the cash flows related to these transactions should have been classified as either investing or financing activities with the offset impacting operating activities. These misclassifications did not change the total cash flows reported in each column in 2012. Additionally, the Supplemental Condensed Consolidating Statement of Cash Flows for the period June 17 through December 31, 2010 was revised to appropriately reclassify $4.9 million of deferred financing fee payments from the Issuer to Guarantor Subsidiaries within financing activities. The Company also identified an overstatement of intercompany payables on the Issuer of $151.0 million, and a corresponding $151.0 million overstatement of intercompany receivables on the Guarantor Subsidiaries, arising from a loan reassignment between the Issuer and Guarantor Subsidiaries which was not previously reflected within the 2011 Supplemental Condensed Consolidating Balance Sheet. It was further determined that certain of our intercompany notes receivable and payable balances between the Issuer and our Guarantor and Non-Guarantor Subsidiaries were incorrectly classified as either short-term or long-term within the 2012 and 2011 Supplemental Condensed Consolidating Balance Sheets. These errors had no impact on the consolidated financial statements of the Company or compliance with our debt covenants. The Company assessed the materiality of these items on our previously issued supplemental condensed consolidating financial information in accordance with SEC Staff Accounting Bulletin No. 99 and No. 108, and concluded that the errors were not material to any prior period.

The impact of the revisions noted above is reflected in the following table:

Refer to Appendix B, tab “Disclosure Table - Annual” for table to be included in the disclosure

Revision Disclosure (Note Q to the Unaudited Condensed Consolidated Financial Statements)

In connection with the preparation of Amendment No. 1 to our S-4 filing, the Company determined our subsidiary Styron Italia S.R.L. (“Styron Italy”), which had previously been a Guarantor Subsidiary of our Senior Notes, did not meet the “full and unconditional” guarantee requirements under Rule 3-10 of Regulation S-X (“Rule 3-10”) in order for this entity to be presented as a guarantor entity within our supplemental condensed consolidating financial information. Therefore, the Company removed Styron Italy as a Guarantor Subsidiary under both our Indenture and Credit Agreement, through the provisions allowable under such agreements, in order to comply with Rule 3-10. The supplemental condensed consolidating financial information presented below now reflects Styron Italy as a Non-Guarantor Subsidiary for all periods presented. The impact of these revisions on the significant captions of the supplemental condensed consolidated balance sheet as of December 31, 2012 is disclosed in further detail within Note W to the 2012 consolidated financial statements included herein. The revision of the six month period ended June 30, 2013 will be reflected in our second quarter filing of fiscal 2014.

The Company also identified the incorrect presentation of an intercompany loan between the Issuer and Non-Guarantor Subsidiary in the Supplemental Condensed Consolidating Statement of Cash Flows for the six months ended June 30, 2013 presented in our initial registration statement. The impact of this misclassification to the Issuer was a $4.0 million overstatement of cash flows from investing activities with an offsetting understatement of cash flow from financing activities and the impact to Non-Guarantor Subsidiaries was a $4.0 million reclassification between captions within cash flows from financing activities. This error did not change the total cash flows reported in either column and had no impact on the consolidated financial statements of the Company or any debt covenants.

MEMO

We have properly presented this transaction in the Supplemental Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2013 included below. The revision to our Supplemental Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2013 will be reflected in our second quarter filing of fiscal 2014.

The Company assessed the materiality of these items on our previously issued supplemental condensed consolidating financial information in accordance with SEC Staff Accounting Bulletin No. 99 and No. 108, and concluded that the errors were not material to any prior period.

Legal Counsel Consideration

In connection with our issuance of the S-4/A, we discussed this analysis with Trinseo internal legal counsel as well as external counsel and note that they concur with management’s assessment that these adjustments are not material to the financial statements, and that the revision disclosures included within the amended S-4 are sufficient and appropriate.

Audit Committee Consideration

Management met with the Audit Committee on December 5, 2013 and discussed the revisions. The Audit Committee concurs with management’s conclusions on immateriality and disclosure.

Conclusion:

We have further considered the necessary qualitative factors when determining materiality, taking into account the SEC guidance discussed in detail above. In doing so, we have concluded that the impact to all periods is also immaterial. In particular, the total mix of information available has not been significantly altered and we have concluded that it is not probable that the investment decision of a reasonable person would be changed or influenced had the original amounts disclosed been correct. Further, we have concluded that the adjustments do not significantly diminish the value of the financial statements for purposes of assessing expected future cash flows, earnings, or any other relevant financial indicator, including the ability to service debt obligations.

As discussed, the significance of the condensed financial information included in the guarantor footnote is considered low in light of the Company’s current and forecasted financial position and results of operations and cash flows over the near to medium term. The errors do not have any quantitative impact on the financial information which has the greatest significance to investors (consolidated EBITDA, Adjusted EBITDA, operating cash flows, and revenues), nor do they impact any other consolidated caption (such as net income). As a result, despite the quantitatively significant impact of the errors to specific captions within the guarantor footnote, we believe that the errors are not material to the financial statements taken as a whole.

We therefore conclude that revision of the prior period errors within the S-4/A, along with necessary disclosure, is the appropriate approach to addressing the errors identified.

APPENDICES

APPENDIX A - SEC Comment Letter Excerpt #25

25. We note your disclosure in the second full paragraph on page 165 regarding the guarantees being limited “further by the laws of the country in which the Guarantor is organized.” Given your reliance on Rule 3-10 of Regulation S-X, please provide us with a detailed legal analysis as to why these limitations would no longer render the guarantees full and unconditional. We may have additional comments following the review of your response.

APPENDIX B - As Reported / As Revised Analysis for all Periods

See below.

APPENDIX B

Disclosure Revision Table - Annual Footnote

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEETS

	Parent Guarantor		Issuers		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
As of December 31, 2012
Total Current Assets	$3	$3	$227,470	$556,829	$2,042,265	$2,049,173	$567,704	$620,187	$(1,289,765)	$(1,678,515)
Total Assets	291,755	291,755	2,514,981	2,598,980	3,533,243	3,630,503	668,375	752,620	(4,342,658)	(4,608,162)
Total Current Liabilities	90	90	719,626	719,626	771,874	1,094,071	562,296	628,837	(1,284,284)	(1,673,022)
Total Liabilities	90	90	2,073,060	2,157,059	2,644,779	2,742,031	607,422	670,549	(2,951,320)	(3,195,698)
Shareholder’s Equity	291,665	291,665	441,921	441,921	888,464	888,472	60,953	82,071	(1,391,338)	(1,412,464)
As of December 31, 2011
Total Current Assets	$—	$—	$1,180,635	$1,406,039	$2,208,747	$2,062,690	$614,469	$657,622	$(2,477,666)	$(2,600,166)
Total Assets	120,552	120,552	2,904,965	2,838,293	3,571,142	3,508,370	709,587	792,245	(4,729,685)	(4,682,899)
Total Current Liabilities	37	37	979,566	828,561	1,595,021	1,837,080	659,230	690,674	(2,472,839)	(2,595,337)
Total Liabilities	37	37	2,500,785	2,434,113	2,720,930	2,809,163	673,149	734,014	(3,438,855)	(3,521,281)
Shareholder’s Equity	120,515	120,515	404,180	404,180	850,212	699,207	36,438	58,231	(1,290,830)	(1,161,618)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Parent Guarantor		Issuers		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Year Ended December 31, 2012
Revenue	$—	$—	$—	$—	$4,953,565	$4,947,970	$1,385,109	$1,613,401	$(886,765)	$(1,109,462)
Operating income (loss)	(7,374)	(7,374)	(4,273)	(4,273)	137,875	135,822	55,837	57,890	(273)	(273)
Net income (loss)	30,282	30,282	56,894	54,426	90,471	90,810	22,634	21,737	(169,999)	(166,973)
Year Ended December 31, 2011
Revenue	$—	$—	$—	$—	$5,676,930	$5,670,403	$1,506,707	$1,791,243	$(990,779)	$(1,268,788)
Operating income (loss)	(22,331)	(22,331)	(4,249)	(4,249)	90,037	84,899	47,837	52,975	(483)	(483)
Net income (loss)	(75,905)	(75,905)	(32,212)	(32,212)	(12,579)	(15,383)	14,597	16,594	30,194	31,001
For the Period June 17 through December 31, 2010
Revenue	$—	$—	$—	$—	$2,634,580	$2,631,187	$693,051	$821,210	$(450,708)	$(575,474)
Operating income (loss)	(9,175)	(9,175)	(55,558)	(55,558)	99,781	98,493	15,249	16,537	(3,645)	(3,645)
Net income (loss)	(16,763)	(16,763)	9,551	9,551	54,390	54,390	(5,198)	(5,473)	(58,743)	(58,468)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Parent Guarantor		Issuers		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Year Ended December 31, 2012
Cash flows from operating activities	$(48)	$(48)	$13,016	$7,865	$121,882	$113,446	$51,265	$64,852	$—	$—
Cash flows from investing activities	(162,155)	(162,155)	140,000	144,463	(57,380)	(58,348)	(15,122)	(12,834)	(22,638)	(28,421)
Cash flows from financing activities	162,206	162,206	(216,902)	(216,214)	8,917	18,321	(54,076)	(69,951)	22,638	28,421
Year Ended December 31, 2011
Cash flows from operating activities	$(4,523)	$(4,523)	$(79,986)	$(81,586)	$219,069	$277,361	$16,526	$(40,166)	$—	$—
Cash flows from investing activities	550,990	550,990	(600,252)	(600,252)	(29,835)	(60,648)	(14,592)	(15,513)	(5,438)	26,296
Cash flows from financing activities	(546,467)	(546,467)	768,424	770,024	(160,300)	(187,757)	(22,229)	35,362	5,438	(26,296)
For the Period June 17 through December 31, 2010
Cash flows from operating activities	$—	$—	$(51,345)	$(56,293)	$73,726	$120,446	$(19,715)	$(61,487)	$—	$—
Cash flows from investing activities	(650,000)	(650,000)	(1,385,820)	(1,385,820)	(734,114)	(732,837)	11,027	9,750	1,335,014	1,335,014
Cash flows from financing activities	650,000	650,000	1,442,260	1,447,208	738,713	690,534	71,403	114,634	(1,335,014)	(1,335,014)

NOTE: THIS TABLE WILL NOT BE INCLUDED WITHIN THE DISCLOSURES FOR THE AMENDED S-4. RATHER, WE WILL PRESENT THE “AS REPORTED / AS REVISED” TABLES FOR THE PERIOD ENDED JUNE 30, 2013 IN OUR SECOND QUARTER 2014 FILING, WHEN THE COMPARATIVE PERIOD IS SHOWN.

Disclosure Revision Table - Quarter Footnote

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Parent Guarantor		Issuers		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Six Months Ended June 30, 2013
Revenue	$—	$—	$—	$—	$2,493,615	$2,492,478	$656,638	$766,674	$(396,909)	$(505,808)
Operating income (loss)	(5,266)	(5,266)	(1,983)	(1,983)	53,683	53,351	9,452	9,784	920	920
Net income (loss)	(37,742)	(37,742)	(23,328)	(23,328)	(10,013)	(10,006)	(1,484)	(1,673)	34,825	35,007

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Parent Guarantor		Issuers		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Six Months Ended June 30, 2013
Cash flows from operating activities	$(29)	$(29)	$61,692	$61,692	$(19,911)	$(17,783)	$(48,240)	$(50,368)	$—	$—
Cash flows from investing activities	—	—	—	(4,000)	(220,820)	(218,353)	3,660	1,193	200,809	204,809
Cash flows from financing activities	36	36	(90,003)	(86,003)	188,834	184,224	60,518	65,128	(200,809)	(204,809)

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

(In thousands)

	June 30, 2013
	Parent Guarantor				Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change
Assets
Current assets
Cash and cash equivalents	$10	$10	$—	0%	$1,131	$1,131	$—	0%	$128,881	$128,881	$—	0%	$40,602	$40,602	$—	0%	$—	$—	$—	0%
Accounts receivable, net of allowance	—	—	—	0%	—	—	—	0%	300,700	264,956	(35,744)	-12%	498,087	534,800	36,713	7%	(108)	(1,077)	(969)	897%
Intercompany receivables	336	336	—	0%	191,593	453,402	261,809	137%	1,139,344	1,153,055	13,711	1%	100,812	107,271	6,459	6%	(1,432,085)	(1,714,064)	(281,979)	20%
Inventories	—	—	—	0%	—	—	—	0%	424,336	423,288	(1,048)	0%	96,501	97,549	1,048	1%	(4,645)	(4,645)	—	0%
Deferred income tax assets	—	—	—	0%	—	—	—	0%	2,992	2,614	(378)	-13%	3,980	4,358	378	9%	—	—	—	0%
Other current assets	2	—	(2)	-100%	570	556	(14)	-2%	26,114	25,923	(191)	-1%	15,171	5,396	(9,775)	-64%	(9,982)	—	9,982	-100%

Total current assets	348	346	(2)	-1%	193,294	455,089	261,795	135%	2,022,367	1,998,717	(23,650)	-1%	755,153	789,976	34,823	5%	(1,446,820)	(1,719,786)	(272,966)	19%

Investments in unconsolidated affiliates	—	—	—	0%	—	—	—	0%	150,977	150,977	—	0%	—	—	—	0%	—	—	—	0%
Property, plant and equipment, net	—	—	—	0%	—	—	—	0%	514,371	476,418	(37,953)	-7%	89,956	127,909	37,953	42%	—	—	—	0%
Other assets
Goodwill	—	—	—	0%	—	—	—	0%	35,329	35,329	—	0%	—	—	—	0%	—	—	—	0%
Other intangible assets, net	—	—	—	0%	—	—	—	0%	166,122	166,094	(28)	0%	107	135	28	26%	—	—	—	0%
Investments in subsidiaries	268,156	268,158	2	0%	1,156,029	1,156,490	461	0%	505,114	524,577	19,463	4%	—	—	—	0%	(1,929,299)	(1,949,225)	(19,926)	1%
Intercompany notes receivable - noncurrent	—	—	—	0%	1,677,729	1,415,920	(261,809)	-16%	—	36,355	36,355	100%	—	—	—	0%	(1,677,729)	(1,452,275)	225,454	-13%
Deferred income tax assets - noncurrent	—	—	—	0%	—	—	—	0%	39,489	39,489	—	0%	6,710	6,710	—	0%	—	—	—	0%
Deferred charges and other assets	—	—	—	0%	52,088	52,088	—	0%	35,801	35,801	—	0%	668	668	—	0%	761	761	—	0%

Total other assets	268,156	268,158	2	0%	2,885,846	2,624,498	(261,348)	-9%	781,855	837,645	55,790	7%	7,485	7,513	28	0%	(3,606,267)	(3,400,739)	205,528	-6%

Total assets	$268,504	$268,504	$—	0%	$3,079,140	$3,079,587	$447	0%	$3,469,570	$3,463,757	$(5,813)	0%	$852,594	$925,398	$72,804	9%	$(5,053,087)	$(5,120,525)	$(67,438)	1%

Liabilities and shareholder’s equity
Current liabilities
Short-term borrowings and current portion of long term debt	$—	$—	$—	0%	$—	$—	$—	0%	$—	$—	$—	0%	$152,377	$152,377	$—	0%	$—	$—	$—	0%
Accounts payable	5	5	—	0%	3,961	3,948	(13)	0%	446,908	465,305	18,397	4%	69,733	51,335	(18,398)	-26%	(79)	(65)	14	-18%
Intercompany payables	459	459	—	0%	735,356	699,337	(36,019)	-5%	209,847	453,032	243,185	116%	485,975	560,662	74,687	15%	(1,431,637)	(1,713,490)	(281,853)	20%
Income taxes payable	—	—	—	0%	—	—	—	0%	6,544	7,484	940	14%	103	—	(103)	-100%	243	(594)	(837)	-344%
Deferred income tax liabilities	—	—	—	0%	—	—	—	0%	1,114	1,114	—	0%	129	129	—	0%	—	—	—	0%
Accrued expenses and other current liabilities	35	35	—	0%	59,489	59,489	—	0%	81,187	57,133	(24,054)	-30%	—	14,088	14,088	100%	(9,966)	—	9,966	-100%

Total current liabilities	499	499	—	0%	798,806	762,774	(36,032)	-5%	745,600	984,068	238,468	32%	708,317	778,591	70,274	10%	(1,441,439)	(1,714,149)	(272,710)	19%

Noncurrent liabilities
Long-term debt	—	—	—	0%	1,325,000	1,325,000	—	0%	2,642	2,642	—	0%	—	—	—	0%	—	—	—	0%
Intercompany notes payable - noncurrent	—	—	—	0%	—	36,355	36,355	100%	1,641,113	1,404,355	(236,758)	-14%	36,616	11,565	(25,051)	-68%	(1,677,729)	(1,452,275)	225,454	-13%
Deferred income tax liabilities - noncurrent	—	—	—	0%	850	850	—	0%	20,392	13,078	(7,314)	-36%	1,750	9,064	7,314	418%	—	—	—	0%
Other noncurrent obligations	—	—	—	0%	—	—	—	0%	178,125	177,328	(797)	0%	8,174	8,971	797	10%	—	—	—	0%

Total noncurrent liabilities	—	—	—	0%	1,325,850	1,362,205	36,355	3%	1,842,272	1,597,403	(244,869)	-13%	46,540	29,600	(16,940)	-36%	(1,677,729)	(1,452,275)	225,454	-13%

Commitments and contingencies (Note H)
Shareholder’s equity	268,005	268,005	—	0%	954,484	954,608	124	0%	881,698	882,286	588	0%	97,737	117,207	19,470	20%	(1,933,919)	(1,954,101)	(20,182)	1%

Total liabilities and shareholder’s equity	$268,504	$268,504	$—	0%	$3,079,140	$3,079,587	$447	0%	$3,469,570	$3,463,757	$(5,813)	0%	$852,594	$925,398	$72,804	9%	$(5,053,087)	$(5,120,525)	$(67,438)	1%

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

(In thousands)

	December 31, 2012
	Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change
Assets
Current assets
Cash and cash equivalents	$29,411	$29,411	$—	0%	$182,088	$182,088	$—	0%	$24,855	$24,855	$—	0%	$—	$—	$—	0%
Restricted cash	—	—	—	0%	—	—	—	0%	7,852	7,852	—	0%	—	—	—	0%
Accounts receivable, net of allowance	5,798	5,798	—	0%	305,384	273,491	(31,893)	-10%	384,211	416,104	31,893	8%	(29)	(29)	—	0%
Intercompany receivables	188,281	517,640	329,359	175%	1,058,262	1,106,234	47,972	5%	38,903	50,322	11,419	29%	(1,285,446)	(1,674,196)	(388,750)	30%
Inventories	—	—	—	0%	482,561	481,503	(1,058)	0%	104,469	105,527	1,058	1%	(4,290)	(4,290)	—	0%
Deferred income tax assets	—	—	—	0%	1,652	1,373	(279)	-17%	2,701	2,980	279	10%	—	—	—	0%
Other current assets	3,980	3,980	—	0%	12,318	4,484	(7,834)	-64%	4,713	12,547	7,834	166%	—	—	—	0%

Total current assets	227,470	556,829	329,359	145%	2,042,265	2,049,173	6,908	0%	567,704	620,187	52,483	9%	(1,289,765)	(1,678,515)	(388,750)	30%

Investments in unconsolidated affiliates	—	—	—	0%	140,304	140,304	—	0%	—	—	—	0%	—	—	—	0%
Property, plant and equipment, net	—	—	—	0%	544,596	512,804	(31,792)	-6%	92,165	123,957	31,792	34%	—	—	—	0%
Other assets
Goodwill	—	—	—	0%	36,103	36,103	—	0%	—	—	—	0%	—	—	—	0%
Other intangible assets, net	—	—	—	0%	176,117	176,085	(32)	0%	36	68	32	89%	—	—	—	0%
Investments in subsidiaries	596,693	596,693	—	0%	498,553	519,667	21,114	4%	—	—	—	0%	(1,386,998)	(1,408,112)	(21,114)	2%
Intercompany notes receivable - noncurrent	1,667,036	1,421,676	(245,360)	-15%	—	101,000	101,000	100%	—	—	—	0%	(1,667,036)	(1,522,676)	144,360	-9%
Deferred income tax assets - noncurrent	—	—	—	0%	59,427	59,489	62	0%	7,777	7,715	(62)	-1%	—	—	—	0%
Deferred charges and other assets	23,782	23,782	—	0%	35,878	35,878	—	0%	693	693	—	0%	1,141	1,141	—	0%

Total other assets	2,287,511	2,042,151	(245,360)	-11%	806,078	928,222	122,144	15%	8,506	8,476	(30)	0%	(3,052,893)	(2,929,647)	123,246	-4%

Total assets	$2,514,981	$2,598,980	$83,999	3%	$3,533,243	$3,630,503	$97,260	3%	$668,375	$752,620	$84,245	13%	$(4,342,658)	$(4,608,162)	$(265,504)	6%

Liabilities and shareholder’s equity
Current liabilities
Short-term borrowings and current portion of long term debt	$3,541	$3,541	$—	0%	$—	$—	$—	0%	$94,592	$94,592	$—	0%	$—	$—	$—	0%
Accounts payable	1,588	1,588	—	0%	511,945	509,985	(1,960)	0%	58,641	60,601	1,960	3%	—	—	—	0%
Intercompany payables	692,417	692,417	—	0%	197,136	525,101	327,965	166%	394,659	455,432	60,773	15%	(1,284,284)	(1,673,022)	(388,738)	30%
Income taxes payable	—	—	—	0%	9,193	9,193	—	0%	1,891	1,891	—	0%	—	—	—	0%
Deferred income tax liabilities	—	—	—	0%	1,991	1,959	(32)	-2%	637	669	32	5%	—	—	—	0%
Accrued expenses and other current liabilities	22,080	22,080	—	0%	51,609	47,833	(3,776)	-7%	11,876	15,652	3,776	32%	—	—	—	0%

Total current liabilities	719,626	719,626	—	0%	771,874	1,094,071	322,197	42%	562,296	628,837	66,541	12%	(1,284,284)	(1,673,022)	(388,738)	30%

Noncurrent liabilities
Long-term debt	1,352,584	1,352,584	—	0%	2,867	2,867	—	0%	—	—	—	0%	—	—	—	0%
Intercompany notes payable - noncurrent	—	83,999	83,999	100%	1,634,358	1,418,444	(215,914)	-13%	32,678	20,233	(12,445)	-38%	(1,667,036)	(1,522,676)	144,360	-9%
Deferred income tax liabilities - noncurrent	850	850	—	0%	36,808	28,940	(7,868)	-21%	2,709	10,577	7,868	290%	—	—	—	0%
Other noncurrent obligations	—	—	—	0%	198,872	197,709	(1,163)	-1%	9,739	10,902	1,163	12%	—	—	—	0%

Total noncurrent liabilities	1,353,434	1,437,433	83,999	6%	1,872,905	1,647,960	(224,945)	-12%	45,126	41,712	(3,414)	-8%	(1,667,036)	(1,522,676)	144,360	-9%

Commitments and contingencies (Note N)
Shareholder’s equity	441,921	441,921	—	0%	888,464	888,472	8	0%	60,953	82,071	21,118	35%	(1,391,338)	(1,412,464)	(21,126)	2%

Total liabilities and shareholder’s equity	$2,514,981	$2,598,980	$83,999	3%	$3,533,243	$3,630,503	$97,260	3%	$668,375	$752,620	$84,245	13%	$(4,342,658)	$(4,608,162)	$(265,504)	6%

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

(In thousands)

	December 31, 2011
	Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change
Assets
Current assets
Cash and cash equivalents	$93,281	$93,281	$—	0%	$108,423	$108,423	$—	0%	$43,609	$43,609	$—	0%	$—	$—	$—	0%
Accounts receivable, net of allowance	7,130	7,130	—	0%	330,150	289,783	(40,367)	-12%	437,886	478,253	40,367	9%	(29)	(29)	—	0%
Intercompany receivables	1,078,685	1,304,089	225,404	21%	1,357,494	1,254,762	(102,732)	-8%	37,370	37,402	32	0%	(2,473,549)	(2,596,253)	(122,704)	5%
Inventories	—	—	—	0%	402,135	399,562	(2,573)	-1%	90,036	92,609	2,573	3%	(3,884)	(3,884)	—	0%
Deferred income tax assets	—	—	—	0%	6,221	5,911	(310)	-5%	1,933	2,243	310	16%	—	—	—	0%
Other current assets	1,539	1,539	—	0%	4,324	4,249	(75)	-2%	3,635	3,506	(129)	-4%	(204)	—	204	-100%

Total current assets	1,180,635	1,406,039	225,404	19%	2,208,747	2,062,690	(146,057)	-7%	614,469	657,622	43,153	7%	(2,477,666)	(2,600,166)	(122,500)	5%

Investments in unconsolidated affiliates	—	—	—	0%	134,135	134,135	—	0%	—	—	—	0%	—	—	—	0%
Property, plant and equipment, net	—	—	—	0%	500,970	461,465	(39,505)	-8%	91,390	130,895	39,505	43%	—	—	—	0%
Other assets
Goodwill	—	—	—	0%	26,261	26,261	—	0%	—	—	—	0%	—	—	—	0%
Other intangible assets, net	—	—	—	0%	184,227	184,227	—	0%	1	1	—	0%	—	—	—	0%
Investments in subsidiaries	729,201	578,196	(151,005)	-21%	437,351	459,141	21,790	5%	—	—	—	0%	(1,287,104)	(1,157,889)	129,215	-10%
Intercompany notes receivable - noncurrent	966,016	824,945	(141,071)	-15%	—	101,000	101,000	100%	—	—	—	0%	(966,016)	(925,945)	40,071	-4%
Deferred income tax assets - noncurrent	—	—	—	0%	48,253	48,253	—	0%	2,823	2,823	—	0%	—	—	—	0%
Deferred charges and other assets	29,113	29,113	—	0%	31,198	31,198	—	0%	904	904	—	0%	1,101	1,101	—	0%

Total other assets	1,724,330	1,432,254	(292,076)	-17%	727,290	850,080	122,790	17%	3,728	3,728	—	0%	(2,252,019)	(2,082,733)	169,286	-8%

Total assets	$2,904,965	$2,838,293	$(66,672)	-2%	$3,571,142	$3,508,370	$(62,772)	-2%	$709,587	$792,245	$82,658	12%	$(4,729,685)	$(4,682,899)	$46,786	-1%

Liabilities and shareholder’s equity
Current liabilities
Short-term borrowings and current portion of long term debt	$14,000	$14,000	$—	0%	$—	$—	$—	0%	$112,964	$112,964	$—	0%	$—	$—	$—	0%
Accounts payable	1,498	1,498	—	0%	472,615	470,631	(1,984)	0%	54,598	56,582	1,984	4%	—	—	—	0%
Intercompany payables	937,993	786,988	(151,005)	-16%	1,054,777	1,299,828	245,051	23%	479,865	508,521	28,656	6%	(2,472,635)	(2,595,337)	(122,702)	5%
Income taxes payable	3,406	3,406	—	0%	6,283	5,396	(887)	-14%	—	683	683	100%	(204)	—	204	-100%
Deferred income tax liabilities	—	—	—	0%	2,090	2,090	—	0%	68	68	—	0%	—	—	—	0%
Accrued expenses and other current liabilities	22,669	22,669	—	0%	59,256	59,135	(121)	0%	11,735	11,856	121	1%	—	—	—	0%

Total current liabilities	979,566	828,561	(151,005)	-15%	1,595,021	1,837,080	242,059	15%	659,230	690,674	31,444	5%	(2,472,839)	(2,595,337)	(122,498)	5%

Noncurrent liabilities
Long-term debt	1,521,219	1,521,219	—	0%	3,187	3,187	—	0%	—	—	—	0%	—	—	—	0%
Intercompany notes payable - noncurrent	—	84,333	84,333	100%	966,016	821,776	(144,240)	-15%	—	19,835	19,835	100%	(966,016)	(925,944)	40,072	-4%
Deferred income tax liabilities - noncurrent	—	—	—	0%	37,692	29,447	(8,245)	-22%	3,594	11,839	8,245	229%	—	—	—	0%
Other noncurrent obligations	—	—	—	0%	119,014	117,673	(1,341)	-1%	10,325	11,666	1,341	13%	—	—	—	0%

Total noncurrent liabilities	1,521,219	1,605,552	84,333	6%	1,125,909	972,083	(153,826)	-14%	13,919	43,340	29,421	211%	(966,016)	(925,944)	40,072	-4%

Commitments and contingencies (Note N)
Shareholder’s equity	404,180	404,180	—	0%	850,212	699,207	(151,005)	-18%	36,438	58,231	21,793	60%	(1,290,830)	(1,161,618)	129,212	-10%

Total liabilities and shareholder’s equity	$2,904,965	$2,838,293	$(66,672)	-2%	$3,571,142	$3,508,370	$(62,772)	-2%	$709,587	$792,245	$82,658	12%	$(4,729,685)	$(4,682,899)	$46,786	-1%

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Six Months Ended June 30, 2013
	Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Net sales	$2,493,615	$2,492,478	$(1,137)	0%	$656,638	$766,674	$110,036	17%	$(396,909)	$(505,808)	$(108,899)	27%
Cost of sales	2,367,336	2,367,050	(286)	0%	636,947	746,132	109,185	17%	(397,829)	(506,728)	(108,899)	27%

Gross profit	126,279	125,428	(851)	-1%	19,691	20,542	851	4%	920	920	—	0%
Selling, general and administrative expenses	84,324	83,805	(519)	-1%	10,239	10,758	519	5%	—	—	—	0%
Equity in earnings of unconsolidated affiliates	11,728	11,728	—	0%	—	—	—	0%	—	—	—	0%

Operating income (loss)	53,683	53,351	(332)	-1%	9,452	9,784	332	4%	920	920	—	0%
Interest expense, net	2,454	2,477	23	1%	1,031	1,008	(23)	-2%	—	—	—	0%
Intercompany interest expense (income), net	37,575	36,756	(819)	-2%	5,530	6,346	816	15%	1	4	3	300%
Loss on extinguishment of long-term debt	—	—	—	0%	—	—	—	0%	—	—	—	0%
Other income (expense), net	3,122	4,272	1,150	37%	(5,351)	(6,501)	(1,150)	21%	181	181	—	0%
Equity in loss (earnings) of subsidiaries	24,588	24,904	316	1%	—	—	—	0%	(34,374)	(34,690)	(316)	1%

Income (loss) before income taxes	(7,812)	(6,514)	1,298	-17%	(2,460)	(4,071)	(1,611)	65%	35,474	35,787	313	1%
Provision for (benefit from) income taxes	2,201	3,492	1,291	59%	(976)	(2,398)	(1,422)	146%	649	780	131	20%

Net income (loss)	$(10,013)	$(10,006)	$7	0%	$(1,484)	$(1,673)	$(189)	13%	$34,825	$35,007	$182	1%

Comprehensive income (loss)	$(1,825)	$(1,585)	$240	-13%	$(379)	$(801)	$(422)	111%	$16,239	$16,421	$182	1%

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Six Months Ended June 30, 2012
	Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Net sales	$—	$—	$—	0%	$2,547,633	$2,545,101	$(2,532)	0%	$710,080	$831,302	$121,222	17%	$(452,834)	$(571,524)	$(118,690)	26%
Cost of sales	(124)	(124)	—	0%	2,396,155	2,395,046	(1,109)	0%	672,732	792,531	119,799	18%	(453,481)	(572,171)	(118,690)	26%

Gross profit	124	124	—	0%	151,478	150,055	(1,423)	-1%	37,348	38,771	1,423	4%	647	647	—	0%
Selling, general and administrative expenses	3,140	3,140	—	0%	81,245	80,753	(492)	-1%	11,356	11,848	492	4%	—	—	—	0%
Equity in earnings of unconsolidated affiliates	—	—	—	0%	12,663	12,663	—	0%	—	—	—	0%	—	—	—	0%

Operating income (loss)	(3,016)	(3,016)	—	0%	82,896	81,965	(931)	-1%	25,992	26,923	931	4%	647	647	—	0%
Interest expense, net	48,912	48,912	—	0%	679	682	3	0%	2,693	2,690	(3)	0%	—	—	—	0%
Intercompany interest expense (income), net	(43,601)	(43,601)	—	0%	38,155	37,458	(697)	-2%	5,451	6,148	697	13%	(5)	(5)	—	0%
Other income (expense), net	(600)	(600)	—	0%	8,142	8,541	399	5%	(7,901)	(8,300)	(399)	5%	(30)	(30)	—	0%
Equity in loss (earnings) of subsidiaries	(54,098)	(52,181)	1,917	-4%	(56,230)	(54,044)	2,186	-4%	—	—	—	0%	145,184	141,081	(4,103)	-3%

Income (loss) before income taxes	45,171	43,254	(1,917)	-4%	108,434	106,410	(2,024)	-2%	9,947	9,785	(162)	-2%	(144,562)	(140,459)	4,103	-3%
Provision for (benefit from) income taxes	(1,954)	(1,954)	—	0%	19,485	19,378	(107)	-1%	2,027	2,271	244	12%	(568)	(705)	(137)	24%

Net income (loss)	$47,125	$45,208	$(1,917)	-4%	$88,949	$87,032	$(1,917)	-2%	$7,920	$7,514	$(406)	-5%	$(143,994)	$(139,754)	$4,240	-3%

Comprehensive income (loss)	$13,539	$11,622	$(1,917)	-14%	$55,523	$54,269	$(1,254)	-2%	$7,760	$6,691	$(1,069)	-14%	$(76,822)	$(72,582)	$4,240	-6%

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31, 2012
	Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Net sales	$—	$—	$—	0%	$4,953,565	$4,947,970	$(5,595)	0%	$1,385,109	$1,613,401	$228,292	16%	$(886,765)	$(1,109,462)	$(222,697)	25%
Cost of sales	279	279	—	0%	4,694,061	4,691,834	(2,227)	0%	1,307,340	1,532,264	224,924	17%	(886,492)	(1,109,189)	(222,697)	25%

Gross profit	(279)	(279)	—	0%	259,504	256,136	(3,368)	-1%	77,769	81,137	3,368	4%	(273)	(273)	—	0%
Selling, general and administrative expenses	3,994	3,994	—	0%	148,769	147,454	(1,315)	-1%	21,932	23,247	1,315	6%	—	—	—	0%
Equity in earnings of unconsolidated affiliates	—	—	—	0%	27,140	27,140	—	0%	—	—	—	0%	—	—	—	0%

Operating income (loss)	(4,273)	(4,273)	—	0%	137,875	135,822	(2,053)	-1%	55,837	57,890	2,053	4%	(273)	(273)	—	0%
Interest expense, net	104,069	104,069	—	0%	1,010	917	(93)	-9%	4,892	4,985	93	2%	—	—	—	0%
Intercompany interest expense (income), net	(91,050)	(88,245)	2,805	-3%	80,563	76,510	(4,053)	-5%	10,534	11,782	1,248	12%	(48)	(48)	—	0%
Other expense (income)	(20,515)	(20,515)	—	0%	23,884	21,376	(2,508)	-11%	20,617	23,125	2,508	12%	(11)	(11)	—	0%
Equity in loss (earnings) in subsidiaries	(52,863)	(53,200)	(337)	1%	(79,313)	(75,950)	3,363	-4%	—	—	—	0%	169,837	166,811	(3,026)	-2%

Income (loss) before income taxes	56,086	53,618	(2,468)	-4%	111,731	112,969	1,238	1%	19,794	17,998	(1,796)	-9%	(170,051)	(167,025)	3,026	-2%
Provision for income taxes	(808)	(808)	—	0%	21,260	22,159	899	4%	(2,840)	(3,739)	(899)	32%	(52)	(52)	—	0%

Net income (loss)	$56,894	$54,426	$(2,468)	-4%	$90,471	$90,810	$339	0%	$22,634	$21,737	$(897)	-4%	$(169,999)	$(166,973)	$3,026	-2%

Comprehensive income (loss)	$28,279	$25,811	$(2,468)	-9%	$59,090	$59,111	$21	0%	$25,400	$24,821	$(579)	-2%	$(112,769)	$(109,743)	$3,026	-3%

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31, 2011
	Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Net sales	$—	$—	$—	0%	$5,676,930	$5,670,403	$(6,527)	0%	$1,506,707	$1,791,243	$284,536	19%	$(990,779)	$(1,268,788)	$(278,009)	28%
Cost of sales	—	—	—	0%	5,352,742	5,353,573	831	0%	1,434,831	1,712,009	277,178	19%	(990,296)	(1,268,305)	(278,009)	28%

Gross profit	—	—	—	0%	324,188	316,830	(7,358)	-2%	71,876	79,234	7,358	10%	(483)	(483)	—	0%
Selling, general and administrative expenses	4,249	4,249	—	0%	258,025	255,805	(2,220)	-1%	24,039	26,259	2,220	9%	—	—	—	0%
Equity in earnings of unconsolidated affiliates	—	—	—	0%	23,874	23,874	—	0%	—	—	—	0%	—	—	—	0%

Operating income	(4,249)	(4,249)	—	0%	90,037	84,899	(5,138)	-6%	47,837	52,975	5,138	11%	(483)	(483)	—	0%
Interest expense, net	99,002	99,002	—	0%	5,270	5,279	9	0%	6,473	6,464	(9)	0%	—	—	—	0%
Intercompany interest expense (income), net	(56,236)	(59,041)	(2,805)	5%	47,147	48,250	1,103	2%	9,092	10,542	1,450	16%	(3)	249	252	-8400%
Loss on extinguishment of long-term debt	55,666	55,666	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Other expense (income)	(33,301)	(33,301)	—	0%	2,540	1,634	(906)	-36%	10,699	11,605	906	8%	(32)	(32)	—	0%
Equity (earnings) loss in subsidiaries	(40,376)	(37,571)	2,805	-7%	17,831	16,085	(1,746)	-10%	—	—	—	0%	(30,358)	(31,417)	(1,059)	3%

Income (loss) before income taxes	(29,004)	(29,004)	—	0%	17,249	13,651	(3,598)	-21%	21,573	24,364	2,791	13%	29,910	30,717	807	3%
Provision for income taxes	3,208	3,208	—	0%	29,828	29,034	(794)	-3%	6,976	7,770	794	11%	(284)	(284)	—	0%

Net income (loss)	$(32,212)	$(32,212)	$—	0%	$(12,579)	$(15,383)	$(2,804)	22%	$14,597	$16,594	$1,997	14%	$30,194	$31,001	$807	3%

Comprehensive income (loss)	$(63,113)	$(63,113)	$—	0%	$(42,401)	$(44,276)	$(1,875)	4%	$13,518	$14,586	$1,068	8%	$91,996	$92,803	$807	1%

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	For the Period June 17 through December 31, 2010
	Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Net sales	$2,634,580	$2,631,187	$(3,393)	0%	$693,051	$821,210	$128,159	18%	$(450,708)	$(575,474)	$(124,766)	28%
Cost of sales	2,442,687	2,441,408	(1,279)	0%	666,118	792,163	126,045	19%	(447,063)	(571,829)	(124,766)	28%

Gross profit	191,893	189,779	(2,114)	-1%	26,933	29,047	2,114	8%	(3,645)	(3,645)	—	0%
Selling, general and administrative expenses	104,739	103,913	(826)	-1%	11,684	12,510	826	7%	—	—	—	0%
Acquisition-related expenses	—	—	—	0%	—	—	—	0%	—	—	—	0%
Equity in earnings of unconsolidated affiliates	12,627	12,627	—	0%	—	—	—	0%	—	—	—	0%

Operating income	99,781	98,493	(1,288)	-1%	15,249	16,537	1,288	8%	(3,645)	(3,645)	—	0%
Interest expense, net	1,542	1,542	—	0%	491	491	—	0%	—	—	—	0%
Intercompany interest expense (income), net	23,843	23,721	(122)	-1%	2,316	2,617	301	13%	(237)	(416)	(179)	76%
Other expense (income)	9,611	8,888	(723)	-8%	12,345	13,068	723	6%	(424)	(424)	—	0%
Equity (earnings) loss in subsidiaries	(2,209)	(2,113)	96	-4%	—	—	—	0%	56,576	56,480	(96)	0%

Income (loss) before income taxes	66,994	66,455	(539)	-1%	97	361	264	272%	(59,560)	(59,285)	275	0%
Provision for income taxes	12,604	12,065	(539)	-4%	5,295	5,834	539	10%	(817)	(817)	—	0%

Net income (loss)	$54,390	$54,390	$—	0%	$(5,198)	$(5,473)	$(275)	5%	$(58,743)	$(58,468)	$275	0%

Comprehensive income (loss)	$140,385	$138,804	$(1,581)	-1%	$(7,104)	$(5,798)	$1,306	-18%	$(226,921)	$(226,646)	$275	0%

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(In thousands)

	Six Months Ended June 30, 2013
	Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Cash flows from operating activities
Cash provided by (used in) operating activities	$61,692	$61,692	$—	0%	$(19,911)	$(17,783)	$2,128	-11%	$(48,240)	$(50,368)	$(2,128)	4%	$—	$—	$—	0%
Cash flows from investing activities
Capital expenditures	—	—	—	0%	(24,930)	(25,174)	(244)	1%	(4,192)	(3,948)	244	-6%	—	—	—	0%
Proceeds from subsidy	—	—	—	0%	6,575	6,575	—	0%	—	—	—	0%	—	—	—	0%
Return of cash received from the sale of property, plant and equipment	—	—	—	0%	(2,711)	—	2,711	-100%	—	(2,711)	(2,711)	100%	—	—	—	0%
Distributions from unconsolidated affiliates	—	—	—	0%	1,055	1,055	—	0%	—	—	—	0%	—	—	—	0%
Intercompany investing activities	—	(4,000)	(4,000)	100%	(200,809)	(200,809)	—	0%	—	—	—	0%	200,809	204,809	4,000	2%
Decrease in restricted cash	—	—	—	0%	—	—	—	0%	7,852	7,852	—	0%	—	—	—	0%

Cash provided by (used in) investing activities	—	(4,000)	(4,000)	100%	(220,820)	(218,353)	2,467	-1%	3,660	1,193	(2,467)	-67%	200,809	204,809	4,000	2%

Cash flows from financing activities
Deferred financing fees	(46,284)	(46,284)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Intercompany short-term borrowings, net	(6,178)	(2,178)	4,000	-65%	188,965	184,355	(4,610)	-2%	17,986	18,596	610	3%	(200,809)	(200,809)	—	0%
Short term borrowings, net	(3,541)	(3,541)	—	0%	(131)	(131)	—	0%	(14,176)	(14,176)	—	0%	—	—	—	0%
Proceeds from issuance of intercompany long-term debt	—	—	—	0%	—	—	—	0%	—	4,000	4,000	100%	—	(4,000)	(4,000)	100%
Repayments of term loans	(1,239,000)	(1,239,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Proceeds from the issuance of senior secured notes	1,325,000	1,325,000	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Proceeds from issuance of accounts receivable securitization	—	—	—	0%	—	—	—	0%	222,592	222,592	—	0%	—	—	—	0%
Repayments of accounts receivable securitization	—	—	—	0%	—	—	—	0%	(165,884)	(165,884)	—	0%	—	—	—	0%
Proceeds from the draw of revolving debt	405,000	405,000	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Principal repayments on the revolving debt	(525,000)	(525,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%

Cash provided by (used in) financing activities	(90,003)	(86,003)	4,000	-4%	188,834	184,224	(4,610)	-2%	60,518	65,128	4,610	8%	(200,809)	(204,809)	(4,000)	2%
Effect of exchange rates on cash	31	31	—	0%	(1,310)	(1,295)	15	-1%	(191)	(206)	(15)	8%	—	—	—	0%

Net change in cash and cash equivalents	(28,280)	(28,280)	—	0%	(53,207)	(53,207)	—	0%	15,747	15,747	—	0%	—	—	—	0%
Cash and cash equivalents - beginning of period	29,411	29,411	—	0%	182,088	182,088	—	0%	24,855	24,855	—	0%	—	—	—	0%

Cash and cash equivalents - end of period	$1,131	$1,131	$—	0%	$128,881	$128,881	$—	0%	$40,602	$40,602	$—	0%	$—	$—	$—	0%

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(In thousands)

	Six Months Ended June 30, 2012
	Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Cash flows from operating activities
Cash provided by (used in) operating activities	$(3,310)	$(3,850)	$(540)	16%	$70,657	$58,231	$(12,426)	-18%	$29,880	$42,846	$12,966	43%	$—	$—	$—	0%
Cash flows from investing activities
Capital expenditures	—	—	—	0%	(62,737)	(62,611)	126	0%	(2,079)	(2,205)	(126)	6%	—	—	—	0%
Proceeds from subsidy	—	—	—	0%	6,079	6,079	—	0%	—	—	—	0%	—	—	—	0%
Investments in subsidiaries	—	—	—	0%	(22,155)	(22,155)	—	0%	—	—	—	0%	44,310	44,310	—	0%
Intercompany investing activities	—	540	540	100%	27,298	27,298	—	0%	—	—	—	0%	(27,298)	(27,838)	(540)	2%
Increase in restricted cash	—	—	—	0%	—	—	—	0%	(3,879)	(3,879)	—	0%	—	—	—	0%

Cash provided by (used in) investing activities	—	540	540	100%	(51,515)	(51,389)	126	0%	(5,958)	(6,084)	(126)	2%	17,012	16,472	(540)	-3%

Cash flows from financing activities
Intercompany short-term borrowings, net	(16,988)	(16,988)	—	0%	(7,148)	5,412	12,560	-176%	(3,182)	(15,742)	(12,560)	395%	27,298	27,298	—	0%
Short term borrowings, net	—	—	—	0%	(209)	(209)	—	0%	(16,528)	(16,528)	—	0%	—	—	—	0%
Capital contribution	22,155	22,155	—	0%	22,155	22,155	—	0%	—	—	—	0%	(44,310)	(44,310)	—	0%
Repayments of intercompany indebtedness	—	—	—	0%	—	(260)	(260)	100%	—	(280)	(280)	100%	—	540	540	100%
Repayments of term loans	(7,000)	(7,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Proceeds from issuance of accounts receivable securitization	—	—	—	0%	—	—	—	0%	61,976	61,976	—	0%	—	—	—	0%
Repayments of accounts receivable securitization	—	—	—	0%	—	—	—	0%	(43,005)	(43,005)	—	0%	—	—	—	0%
Proceeds from the draw of revolving debt	680,000	680,000	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Principal repayments on the revolving debt	(680,000)	(680,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%

Cash provided by (used in) financing activities	(1,833)	(1,833)	—	0%	14,798	27,098	12,300	83%	(739)	(13,579)	(12,840)	1737%	(17,012)	(16,472)	540	-3%
Effect of exchange rates on cash	146	146	—	0%	(3,746)	(3,746)	—	0%	(1,454)	(1,454)	—	0%	—	—	—	0%

Net change in cash and cash equivalents	(4,997)	(4,997)	—	0%	30,194	30,194	—	0%	21,729	21,729	—	0%	—	—	—	0%
Cash and cash equivalents - beginning of period	93,281	93,281	—	0%	108,423	108,423	—	0%	43,609	43,609	—	0%	—	—	—	0%

Cash and cash equivalents - end of period	$88,284	$88,284	$—	0%	$138,617	$138,617	$—	0%	$65,338	$65,338	$—	0%	$—	$—	$—	0%

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2012
	Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Cash flows from operating activities
Cash provided by (used in) operating activities	$13,016	$7,865	$(5,151)	-40%	$121,882	$113,446	$(8,436)	-7%	$51,265	$64,852	$13,587	27%	$—	$—	$—	0%
Cash flows from investing activities
Capital expenditures	—	—	—	0%	(111,060)	(110,746)	314	0%	(7,444)	(7,758)	(314)	4%	—	—	—	0%
Proceeds from capital expenditures subsidy	—	—	—	0%	6,079	6,079	—	0%	—	—	—	0%	—	—	—	0%
Proceeds from the sale of property, plant and equipment	—	—	—	0%	206	206	—	0%	47	47	—	0%	—	—	—	0%
Advance payment received	—	—	—	0%	2,602	—	(2,602)	-100%	—	2,602	2,602	100%	—	—	—	0%
Investments in subsidiaries	—	—	—	0%	(22,155)	(22,155)	—	0%	—	—	—	0%	184,310	184,310	—	0%
Intercompany investing activities	140,000	144,463	4,463	3%	66,948	68,268	1,320	2%	—	—	—	0%	(206,948)	(212,731)	(5,783)	3%
Increase in restricted cash	—	—	—	0%	—	—	—	0%	(7,725)	(7,725)	—	0%	—	—	—	0%

Cash provided by (used in) investing activities	140,000	144,463	4,463	3%	(57,380)	(58,348)	(968)	2%	(15,122)	(12,834)	2,288	-15%	(22,638)	(28,421)	(5,783)	26%

Cash flows from financing activities
Deferred financing fees	(8,080)	(7,392)	688	-9%	—	(688)	(688)	100%	—	—	—	0%	—	—	—	0%
Intercompany short-term borrowings, net	(49,818)	(49,818)	—	0%	(12,831)	1,444	14,275	-111%	(4,350)	(18,625)	(14,275)	328%	66,948	66,948	—	0%
Short term borrowings, net	(4,159)	(4,159)	—	0%	(407)	(407)	—	0%	(33,321)	(33,321)	—	0%	—	—	—	0%
Contribution from parent companies	22,155	22,155	—	0%	162,155	162,155	—	0%	—	—	—	0%	(184,310)	(184,310)	—	0%
Capital contribution	—	—	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Repayments of intercompany indebtedness	—	—	—	0%	(140,000)	(144,183)	(4,183)	3%	—	(1,600)	(1,600)	100%	140,000	145,783	5,783	4%
Repayments of term loans	(147,000)	(147,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Proceeds from issuance of accounts receivable securitization	—	—	—	0%	—	—	—	0%	113,828	113,828	—	0%	—	—	—	0%
Repayments of accounts receivable securitization	—	—	—	0%	—	—	—	0%	(130,233)	(130,233)	—	0%	—	—	—	0%
Proceeds from the draw of revolving debt	1,105,000	1,105,000	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Repayments on the revolving debt	(1,135,000)	(1,135,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%

Cash provided by (used in) financing activities	(216,902)	(216,214)	688	0%	8,917	18,321	9,404	105%	(54,076)	(69,951)	(15,875)	29%	22,638	28,421	5,783	26%
Effect of exchange rates on cash	16	16	—	0%	246	246	—	0%	(821)	(821)	—	0%	—	—	—	0%

Net change in cash and cash equivalents	(63,870)	(63,870)	—	0%	73,665	73,665	—	0%	(18,754)	(18,754)	—	0%	—	—	—	0%
Cash and cash equivalents - beginning of period	93,281	93,281	—	0%	108,423	108,423	—	0%	43,609	43,609	—	0%	—	—	—	0%

Cash and cash equivalents - end of period	$29,411	$29,411	$—	0%	$182,088	$182,088	$—	0%	$24,855	$24,855	$—	0%	$—	$—	$—	0%

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2011
	Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Cash flows from operating activities
Cash provided by (used in) operating activities	$(79,986)	$(81,586)	$(1,600)	2%	$219,069	$277,361	$58,292	27%	$16,526	$(40,166)	$(56,692)	-343%	$—	$—	$—	0%
Cash flows from investing activities
Capital expenditures	—	—	—	0%	(91,469)	(90,548)	921	-1%	(8,342)	(9,263)	(921)	11%	—	—	—	0%
Distributions from unconsolidated affiliates	—	—	—	0%	7,196	7,196	—	0%	—	—	—	0%	—	—	—	0%
Interest rate caps	(262)	(262)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Distributions from subsidiaries	—	—	—	0%	—	—	—	0%	—	—	—	0%	(550,990)	(550,990)	—	0%
Increase in restricted cash	—	—	—	0%	—	—	—	0%	(6,250)	(6,250)	—	0%	—	—	—	0%
Investments in subsidiaries	(49,000)	(49,000)	—	0%	(6,155)	(6,155)	—	0%	—	—	—	0%	55,155	55,155	—	0%
Intercompany investing activities	(550,990)	(550,990)	—	0%	60,593	28,859	(31,734)	-52%	—	—	—	0%	490,397	522,131	31,734	6%

Cash provided by (used in) investing activities	(600,252)	(600,252)	—	0%	(29,835)	(60,648)	(30,813)	103%	(14,592)	(15,513)	(921)	6%	(5,438)	26,296	31,734	-584%

Cash flows from financing activities
Deferred financing fees	(20,304)	(18,704)	1,600	-8%	—	(1,600)	(1,600)	100%	—	—	—	0%	—	—	—	0%
Short term borrowings, net	—	—	—	0%	—	—	—	0%	737	737	—	0%	—	—	—	0%
Intercompany short-term borrowings, net	212,728	212,728	—	0%	(208,990)	(234,847)	(25,857)	12%	(64,331)	(6,740)	57,591	-90%	60,593	28,859	(31,734)	-52%
Proceeds from issuance of intercompany long-term debt	—	—	—	0%	550,990	550,990	—	0%	—	—	—	0%	(550,990)	(550,990)	—	0%
Distribution to shareholder	(50,000)	(50,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Distribution to parent	—	—	—	0%	(550,990)	(550,990)	—	0%	—	—	—	0%	550,990	550,990	—	0%
Contribution from shareholders	—	—	—	0%	49,000	49,000	—	0%	6,155	6,155	—	0%	(55,155)	(55,155)	—	0%
Net proceeds from issuance of term loans	1,400,000	1,400,000	—	0%	(310)	(310)	—	0%	—	—	—	0%	—	—	—	0%
Principal payments of term loans	(794,000)	(794,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Principal payments on seller note	—	—	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Proceeds from issuance of accounts receivable securitization	—	—	—	0%	—	—	—	0%	66,784	66,784	—	0%	—	—	—	0%
Repayments of accounts receivable securitization	—	—	—	0%	—	—	—	0%	(31,574)	(31,574)	—	0%	—	—	—	0%
Proceeds from the draw of revolving debt	1,125,000	1,125,000	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Repayments on the revolving debt	(1,105,000)	(1,105,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%

Cash provided by (used in) financing activities	768,424	770,024	1,600	0%	(160,300)	(187,757)	(27,457)	17%	(22,229)	35,362	57,591	-259%	5,438	(26,296)	(31,734)	-584%
Effect of exchange rates on cash	—	—	—	0%	492	492	—	0%	(142)	(142)	—	0%	—	—	—	0%

Net change in cash and cash equivalents	88,186	88,186	—	0%	29,426	29,448	22	0%	(20,437)	(20,459)	(22)	0%	—	—	—	0%
Cash and cash equivalents - beginning of period	5,095	5,095	—	0%	78,997	78,975	(22)	0%	64,046	64,068	22	0%	—	—	—	0%

Cash and cash equivalents - end of period	$93,281	$93,281	$—	0%	$108,423	$108,423	$—	0%	$43,609	$43,609	$—	0%	$—	$—	$—	0%

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(In thousands)

	For the Period June 17 through December 31, 2010
	Issuers				Guarantor Subsidiaries				Non-Guarantor Subsidiaries				Eliminations
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Cash flows from operating activities
Cash provided by (used in) operating activities	$(51,345)	$(56,293)	$(4,948)	10%	$73,726	$120,446	$46,720	63%	$(19,715)	$(61,487)	$(41,772)	212%	$—	$—	$—	0%
Cash flows from investing activities
Capital expenditures	—	—	—	0%	(6,294)	(5,017)	1,277	-20%	(1,473)	(2,750)	(1,277)	87%	—	—	—	0%
Acquisition, net of cash acquired of $54.5 million	(1,379,973)	(1,379,973)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Equity affiliate acquisition	—	—	—	0%	(47,833)	(47,833)	—	0%	—	—	—	0%	—	—	—	0%
Proceeds from the sale of property, plant and equipment	—	—	—	0%	—	—	—	0%	6,250	6,250	—	0%	—	—	—	0%
Interest rate caps	(820)	(820)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Decrease in restricted cash	—	—	—	0%	—	—	—	0%	6,250	6,250	—	0%	—	—	—	0%
Investments in subsidiaries	(5,027)	(5,027)	—	0%	(650,000)	(650,000)	—	0%	—	—	—	0%	1,305,027	1,305,027	—	0%
Intercompany investing activities	—	—	—	0%	(29,987)	(29,987)	—	0%	—	—	—	0%	29,987	29,987	—	0%

Cash provided by (used in) investing activities	(1,385,820)	(1,385,820)	—	0%	(734,114)	(732,837)	1,277	0%	11,027	9,750	(1,277)	-12%	1,335,014	1,335,014	—	0%

Cash flows from financing activities
Deferred financing fees	(60,048)	(55,100)	4,948	-8%	—	(4,948)	(4,948)	100%	—	—	—	0%	—	—	—	0%
Intercompany short-term borrowings, net	(41,692)	(41,692)	—	0%	88,713	45,482	(43,231)	-49%	(17,034)	26,197	43,231	-254%	(29,987)	(29,987)	—	0%
Contribution from parent companies	650,000	650,000	—	0%	650,000	650,000	—	0%	5,027	5,027	—	0%	(1,305,027)	(1,305,027)	—	0%
Contribution from shareholder	—	—	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Net proceeds from issuance of term loans	784,000	784,000	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Repayments of term loans	(20,000)	(20,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Proceeds from issuance of accounts receivable securitization	—	—	—	0%	—	—	—	0%	83,410	83,410	—	0%	—	—	—	0%
Proceeds from the draw of revolving debt	300,000	300,000	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%
Repayments on the revolving debt	(170,000)	(170,000)	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%

Cash provided by (used in) financing activities	1,442,260	1,447,208	4,948	0%	738,713	690,534	(48,179)	-7%	71,403	114,634	43,231	61%	(1,335,014)	(1,335,014)	—	0%
Effect of exchange rates on cash	—	—	—	0%	672	832	160	24%	1,331	1,171	(160)	-12%	—	—	—	0%

Net change in cash and cash equivalents	5,095	5,095	—	0%	78,997	78,975	(22)	0%	64,046	64,068	22	0%	—	—	—	0%
Cash and cash equivalents - beginning of period	—	—	—	0%	—	—	—	0%	—	—	—	0%	—	—	—	0%

Cash and cash equivalents - end of period	$5,095	$5,095	$—	0%	$78,997	$78,975	$(22)	0%	$64,046	$64,068	$22	0%	$—	$—	$—	0%